Exhibit 99.1

ALLSCRIPTS AND ECLIPSYS TO MERGE, CREATING

NEW HEALTHCARE INFORMATION TECHNOLOGY

LEADER

$1.3 Billion All-Stock Transaction to Form One Company with the

Industry’s Largest Network of Clients on the Most Advanced

Product Platform Resulting in a Single Patient Record

Combined Client Base to Include 180,000 Physicians, 1,500

Hospitals and 10,000 Post-Acute Organizations

Transaction Expected to be Accretive to Allscripts Non-GAAP

Earnings Starting in Calendar Year 2011

Misys Ownership in Allscripts to be Reduced Through Share

Buyback and Secondary Offering

CHICAGO and ATLANTA—June 9, 2010—Allscripts (NASDAQ: MDRX), the leading provider of clinical software, information and connectivity solutions for physicians, and Eclipsys (NASDAQ: ECLP), a leading enterprise provider of solutions and services for hospitals and clinicians, today announced a definitive agreement to merge in an all-stock transaction valued at approximately $1.3 billion. The combination of Allscripts and Eclipsys will create a clear leader in healthcare information technology, with the most comprehensive solution offering for healthcare organizations of every size and setting. Under terms of the merger agreement, Eclipsys stockholders will receive 1.2 shares of Allscripts for each share of Eclipsys, a 19 percent premium based on the June 8th closing price.

By combining the leading physician-office and post-acute care solutions from Allscripts with Eclipsys’s leading enterprise solutions for hospitals and health systems, the combined company will offer a single platform of clinical, financial, connectivity and information solutions. The combined company’s client base will include over 180,000 U.S. physicians, 1,500 hospitals, and nearly 10,000 nursing homes, hospices, home care and other post-acute organizations. The combined company will be positioned to connect physicians, other care providers and patients wherever care is provided – in the hospital, in small or large physician practices, in extended care facilities, or in a patient’s home – resulting in the unique ability to deliver a single patient record and a seamless patient experience.

Glen Tullman, Chief Executive Officer of Allscripts, will be the Chief Executive Officer of the combined company. Phil Pead, President and Chief Executive Officer of Eclipsys will become Chairman of the combined company and, on a full-time basis, will focus on key client and strategic relationships, product and process integration, strategy and the company’s international business. Bill Davis, Chief Financial Officer of Allscripts, will be the company’s Chief Financial Officer. Chris Perkins, Chief Financial Officer of Eclipsys, will lead the integration process of the two companies. The balance of the combined company’s executive team will include the current officers of both Allscripts and Eclipsys.

One Company Best Positioned to Drive Transformation

“We are at the beginning of what we believe will be the single fastest transformation of any industry in US history, and the combination of the Allscripts Electronic Health Record portfolio in the physician office and leadership in the post-acute care market, with Eclipsys’s market-leading hospital enterprise solution creates the one company uniquely positioned to execute on this significant opportunity,” said Mr. Tullman.

The merger positions the combined company to help its clients more effectively access the approximately $30 billion in federal funding for hospital and physician adoption of Electronic Health Records (EHR) provided by the American Recovery and Reinvestment Act (ARRA). Driven in large part by the ARRA incentives, which begin in 2011, EHR adoption by physician practices is projected to grow from 12 percent to 90 percent by 2019, according to the Congressional Budget Office’s (CBO) March 2009 report, “Options for Controlling the Cost and Increasing the Efficiency of Health Care.” The CBO report also projects hospital adoption of acute-care EHRs will increase from 11 percent to 70 percent during the same time period.

Mr. Tullman continued, “Our vision and the vision behind ARRA is to leverage information technology to create collaboration between providers in all care settings, helping to improve the quality and lower the cost of care. The merger of Allscripts and Eclipsys creates one company with the scale, breadth of applications and client footprint to bring that vision to life by connecting providers in hospitals, physician practices and post-acute organizations across the country.”

Growth in Electronic Health Record adoption has been accelerated by hospitals and health systems offering to support and subsidize the technology for affiliated physicians, under the Stark Law safe harbor. For example, North Shore Long Island Jewish Health System recently announced it would subsidize up to 85 percent of the cost of implementing the Allscripts Electronic Health Record for over 7,000 affiliated physicians in New York City and Long Island. North Shore-LIJ’s hospitals currently utilize the Eclipsys Sunrise Enterprise suite of solutions as well as the Allscripts Emergency Department and Care Management solutions.

Mr. Tullman continued, “Many health systems are following North Shore-LIJ’s example, providing electronic health records to their affiliated physicians. The combination of Allscripts and Eclipsys creates a ‘hub’ of large and well respected hospitals that will accelerate connection to 50,000 practices using Allscripts solutions, the largest base of physician users of any healthcare IT company. By leveraging our collective footprint, industry-leading products and strong focus on interoperability, the combined company will facilitate better communication between hospitals and physicians and create a new model and a new way of thinking about health based on information and connectivity.”

One Company to Deliver a Single Patient Record

“Both Eclipsys and Allscripts share a vision of a connected system of health in which critical information follows the patient and informs all providers that assist the patient across the complete care continuum,” said Mr. Pead. “This merger will turn that vision into a reality. Healthcare isn’t confined to the four walls of any single location, yet traditional healthcare IT companies deliver monolithic ‘information silos’ that fail to connect to other systems. Our approach is to instead focus on creating a single patient record connecting all applications used within an organization and across a community.”

The Eclipsys Sunrise Enterprise and Performance Management solution for hospitals and the Allscripts industry-leading portfolio of solutions for physician practices currently leverage common platforms, including Microsoft.NET and other advanced technologies. This will accelerate the delivery of an integrated hospital and physician practice offering. The companies also share an ‘open architecture’ approach, simplifying the connection to third-party applications across every care setting, resulting in a single patient record.

Additionally, the combination of Allscripts and Eclipsys solutions, each known for having the highest physician utilization in their respective markets, will establish a clear leader in driving “meaningful use,” the criteria that physicians and hospitals must satisfy in order to qualify for federal funding under ARRA.

Pead continued, “The combined company will be unique among healthcare IT companies not only in our ability to drive utilization, but also in our ability to quickly integrate our solutions and connect clinical information across every link in the healthcare chain. In combination with our powerful analytics and revenue cycle solutions, healthcare organizations will finally be able to realize the true promise of information technology, improving both clinical and financial outcomes across the entire community of care.”

Transaction Highlights

The merger agreement has been approved by the Board of Directors of both Allscripts and Eclipsys. The Board of Directors of the combined company will initially consist of a combination of the current directors of Allscripts and Eclipsys.

The merger will be subject to stockholder approvals from both Allscripts and Eclipsys, and other customary closing conditions and regulatory approvals, including expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In addition, the transaction is subject to the completion of a secondary offering of Allscripts shares owned by Misys plc (LSE: MSY) (Misys), currently the majority stockholder of Allscripts, and the completion of the Allscripts buyback from Misys of additional Allscripts shares owned by Misys, which will substantially reduce Misys’s share ownership of Allscripts prior to the closing of the merger. The companies expect the merger to close in approximately four to six months. The combined company will have more than 5,500 employees.

Misys has entered into a voting agreement with Allscripts and Eclipsys pursuant to which Misys has agreed to vote certain of its Allscripts shares at the Allscripts stockholder meeting in favor of the issuance of Allscripts shares to Eclipsys stockholders in connection with the merger. These shares will total approximately 15.5 million, the total number of shares Misys is expected to hold after the buyback and secondary offering. Certain directors of Allscripts and Eclipsys have also entered into voting agreements pursuant to which they have agreed to vote their shares at their respective company stockholder meetings in favor of the merger.

The transaction is expected to be accretive to Allscripts Non-GAAP earnings beginning in calendar 2011. Allscripts anticipates over $100 million in cost savings over the first three full fiscal years after completion of the transaction.

UBS, Barclays Capital and J.P. Morgan acted as financial advisors to Allscripts on the merger, and Blackstone and William Blair acted as financial advisors to the Audit Committee of Allscripts. Perella Weinberg Partners acted as financial advisor to Eclipsys. Credit Suisse acted as financial advisor to Misys.

Sidley Austin LLP and Vedder, Price, Kaufman and Kammholz acted as legal advisors to Allscripts on the merger. King & Spalding LLP acted as legal advisor to Eclipsys. Allen & Overy acted as legal advisor to Misys.

Highlights of Secondary Offering and Share Buyback of Allscripts Shares owned by Misys

In connection with the merger, Allscripts will facilitate a reduction of Misys’s equity stake in Allscripts from approximately 55% to approximately 10% through an underwritten secondary equity offering and share buyback. This reduction in equity stake will enable Misys to maintain compliance with listing requirements of the United Kingdom listing authorities.

Misys will sell to the public in the secondary offering a minimum of approximately 36 million of its Allscripts shares. Additionally, Allscripts will buy back from Misys, concurrent with the closing of the secondary offering, approximately 24.4 million of its Allscripts shares at a price of $18.82 per share, or $460 million in total, plus a payment of a premium of $117.4 million in connection with the sale by Misys of its controlling interest, for a total of $577.4 million.

The secondary offering and share buyback transactions will be subject to Misys shareholder approval, and will be subject to other conditions precedent, including: (i) Misys obtaining a price per share in the secondary offering of no less than $16.50; and (ii) Allscripts obtaining debt financing sufficient to complete the share buyback. The closing of the financing for the share buyback is subject to execution of definitive loan documentation, compliance by Allscripts with financial covenants (on a historical and pro forma basis) and other closing conditions.

Allscripts has secured financing commitments from JP Morgan, Barclays Capital and UBS for a total of $720 million in senior secured credit facilities, which includes a six-year $570 million term loan facility and a five-year $150 million revolving credit facility, to finance the share buy-back and to provide access to additional working capital for its operations. Misys and Allscripts expect to complete the secondary offering and the share buyback in the next four to six months.

After the closing of the merger, Misys will have a right to require Allscripts to repurchase an additional 5.3 million Allscripts shares for $100 million at a price of $18.82 per share, and an additional $1.6 million premium, all of which will be funded through cash reserves of the combined company. Misys must elect to exercise its right to require Allscripts to repurchase these shares within 10 days after closing of the merger. If it does exercise the buy-back option, Misys’s equity stake in the combined company is expected to be approximately 8% and Eclipsys’s stockholders will own approximately 37% of the combined company.

Allscripts Exceeds Bookings Guidance for the Fourth Quarter of Fiscal 2010; Affirms High-End of Revenue and Earnings Guidance for Fiscal Year

For the fourth quarter of fiscal 2010, Allscripts now expects bookings to be approximately $117 million. Previously, Allscripts anticipated fourth quarter 2010 bookings to range from $105-$112 million.

For fiscal 2010, the company expects to be at the high-end of the previously communicated ranges: revenue of $700-$705 million; net income of $67.0-$68.5 million; and diluted earnings per share of $0.44-$0.45. On a non-GAAP basis, the company expects to be at the high-end of the previously communicated ranges: non-GAAP net income of $97.0-$98.5 million; and non-GAAP diluted earnings per share of $0.64-$0.65 cents.

Allscripts non-GAAP net income guidance assumes the following standard adjustments from GAAP net income: approximately $22.6 million of annual acquisition-related amortization; $16.5 million in stock-based compensation expense; $4.9 million in deferred revenue adjustments; and approximately $11.0 million of transaction-related expense; all on a pre-tax basis. Allscripts 2010 non-GAAP net income and diluted earnings per share guidance assumes a 39% tax rate.

After the close of the merger, Allscripts expects to report financial results on a calendar year end.

Conference Call and Web Cast Information

Allscripts and Eclipsys will host a joint conference call and webcast June 9, 2010 at 8:00 a.m. EDT to discuss the transaction. The call can be accessed three ways:

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Online: All interested parties are welcome to attend the live webcast, which will be hosted through each company’s respective website: http://investor.allscripts.com and http://investors.eclipsys.com. Please visit either web site to test your connection before the call.

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By telephone: Investors and members of the media can also access the conference call via a toll free number by dialing (877) 666-7021 in North America or (678) 809-1012 for international callers approximately 15 minutes prior to the call. The access code for all callers is 78781403.

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Through an audio replay: A replay of the conference call will be available on both companies’ websites beginning three hours after the call for a period of one month. The dial-in number for U.S. participants is (800) 642-1687. For participants outside the U.S., the replay dial-in number is (706) 645-9291. The replay access code for all callers is 78781403.

Multi-Media Information

More information about the combined company is available at www.OneAllscriptsEclipsys.com. Materials on the microsite include:

•	A video interview with Glen Tullman, Chief Executive Officer of Allscripts, and Phil Pead, Chief Executive Officer of Eclipsys

•	An FAQ explaining the details of the transaction

•	A fact sheet providing details on the combined company

•	Print and web-ready graphics

•	Photos and biographies of Allscripts and Eclipsys executives

Explanation of Non-GAAP Financial Measures

Allscripts reports its financial results in accordance with generally accepted accounting principles, or GAAP. To supplement this information, Allscripts presents in this press release non-GAAP revenue, gross profit and net income, including non-GAAP net income on a per share basis, which are non-GAAP financial measures under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. Non-GAAP revenue consists of GAAP revenue as reported and legacy Allscripts revenue for periods prior to the consummation date of the Merger and adds back the acquisition related deferred revenue adjustment booked for GAAP purposes and excludes revenue from prepackaged medications. Non-GAAP gross profit consists of GAAP gross profit as reported and legacy Allscripts gross profit for periods prior to the consummation date of the Merger and adds back the acquisition related deferred revenue adjustment booked for GAAP purposes and excludes revenue from prepackaged medications. Non-GAAP net income consists of GAAP net income as reported and includes legacy Allscripts net income for periods prior to the consummation date of the Merger, excludes acquisition-related amortization, stock-based compensation expense and transaction-related expenses, adds back the acquisition related deferred revenue adjustment and excludes net income from prepackaged medications, in each case net of any related tax effects.

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Acquisition-Related Amortization. Acquisition-related amortization expense is a non-cash expense arising from the acquisition of intangible assets in connection with acquisitions or investments. Allscripts excludes acquisition-related amortization expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. Management believes that this adjustment facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the Company’s post-merger results. Investors should note that the use of these intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.

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Stock-Based Compensation Expense. Stock-based compensation expense is a non-cash expense arising from the grant of stock awards to employees. Allscripts excludes stock-based compensation expense from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods and should also note that such expense will recur in future periods.

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Transaction-Related Expenses. Transaction-related expenses are fees and expenses, including legal, investment banking and accounting fees, incurred in connection with announced transactions. Allscripts excludes transaction-related expenses from non-GAAP net income because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of Allscripts business operations and (ii) such expenses can vary significantly between periods.

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Acquisition Related Deferred Revenue Adjustment. Deferred revenue adjustment reflects the fair value adjustment to deferred revenues acquired in connection with the Merger. The fair value of deferred revenue represents an amount equivalent to the estimated cost plus an appropriate profit margin, to perform services related to legacy Allscripts software and product support, which assumes a legal obligation to do so, based on the deferred revenue balances as of October 10, 2008. Allscripts adds back this deferred revenue adjustment for non-GAAP revenue and non-GAAP net income because it believes the inclusion of this amount directly correlates to the underlying performance of Allscripts operations and facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the Company’s post-merger results.

•	Tax Rate Alignment. Tax adjustment to align the current fiscal quarter’s effective tax rate to the expected annual effective tax rate.

Management also believes that non-GAAP revenue, gross profit and net income provide useful supplemental information to management and investors regarding the underlying performance of the Company’s business operations and facilitates comparisons of the separate pre-merger results of legacy Misys and legacy Allscripts to that of the Company’s post-merger results. Purchase accounting adjustments made in accordance with GAAP can make it difficult to make meaningful comparisons of the underlying operations of the business without considering the non-GAAP adjustments that we have provided and discussed herein. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. In addition, the Company uses Non-GAAP net income to measure achievement under the Company’s cash incentive compensation plans. Note, however, that non-GAAP revenue, gross profit and net income are performance measures only, and they do not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Allscripts’ results of operations as determined in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures with GAAP financial measures contained within the attached condensed consolidated financial statements.

About Allscripts

Allscripts uses innovation technology to bring health to healthcare. More than 160,000 physicians, 800 hospitals and nearly 10,000 post-acute and homecare organizations utilize Allscripts to improve the health of their patients and their bottom line. The company’s award-winning solutions include electronic health records, electronic prescribing, revenue cycle management, practice management, document management, care management, emergency department information systems and homecare automation. Allscripts is the brand name of Allscripts-Misys Healthcare Solutions, Inc. To learn more, visit www.allscripts.com.

About Eclipsys

Eclipsys is a leading provider of advanced integrated clinical, revenue cycle and performance management software, clinical content and professional services that help healthcare organizations improve clinical, financial and operational outcomes. For more information, see www.eclipsys.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website

(www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, IL 60654, or 312-506-1213, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, GA, 30346, or 404-847-5965.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys’ and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the information above. In addition, investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Allscripts’ and Eclipsys’ directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ or Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to their respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.

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Contacts:

Allscripts contacts:

Investors:

Seth Frank

Vice President, Investor Relations

312-506-1213

Seth.Frank@Allscripts.com

Media:

Todd Stein

Senior Manager, Public Relations

510-417-0612

Todd.Stein@Allscripts.com

Hugh Burns, Renee Soto, or Chris Kittredge

Sard Verbinnen & Co.

212-687-8080

Eclipsys contacts:

Investors:

Jason Cigarran,

Vice President, Investor Relations

404-847-5965

Jason.Cigarran@Eclipsys.com

Media:

Robin Wrinn

Director, Public Relations

404-234-1445

Robin.Wrinn@Eclipsys.com

Becky Lauer

MSL Worldwide

212-468-4125

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